Exhibit (a)(1)(C)

Affymetrix Extends the Expiration of its Tender Offer to 12:00 midnight, New York City time, on Friday, March 2, 2012

Today, Affymetrix, Inc. (“Affymetrix”) filed an amendment to its Tender Offer Statement on Schedule TO extending the expiration date of its offer (the “Offer”) to purchase for cash any and all of its outstanding 3.50% Senior Convertible Notes due 2038 (the “Notes”). The Offer will expire at 12:00 midnight, New York City time, on Friday, March 2, 2012, unless we extend the Offer for an additional period of time. As of 5:00 p.m., New York City time, on Thursday, February 9, 2012, approximately $8,059,000 aggregate principal amount of the Notes have been tendered and not withdrawn pursuant to the Offer.

Holders of Notes who already have tendered their Notes and do not wish to withdraw them do not need to take any further action. If you wish to tender your outstanding Notes, you must follow the procedures set forth in the Offer to Purchase filed by Affymetrix on February 3, 2012 with its Tender Offer Statement on Schedule TO. For further information, call the Information Agent for the Offer, Global Bondholder Services Corporation, toll free at (866) 804-2200, or consult your broker, dealer, commercial bank or trust company for assistance. If your Notes are held by a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee if you desire to tender your Notes.

This notice does not constitute the Offer to purchase your Notes. The full terms of the Offer are described in the Offer to Purchase and Letter of Transmittal filed by Affymetrix on February 3, 2012 with its Tender Offer Statement on Schedule TO and can be accessed through the U.S. Securities and Exchange Commission’s website at www.sec.gov.